Exhibit (n)(2)(ii)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
     Patriot Capital Funding, Inc.
We have issued our reports dated March 13, 2009, with respect to the consolidated financial statements (which expressed an unqualified opinion and contained explanatory paragraphs relating to substantial doubt about the Company’s ability to continue as a going concern and the adoption of Statement of Financial Accounting Standards No. 157 — “Fair Value Measurements”), schedule and internal control over financial reporting of Patriot Capital Funding, Inc., contained in the Registration Statement. We consent to the use of the aforementioned reports in the Registration Statement.

/s/ GRANT THORNTON LLP
New York, New York
January 8, 2010